

February 12, 2018

James Hippel
Principal Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

      Re: Bio-Techne Corporation
         Form 10-K for the Fiscal Year Ended June 30, 2017
         Filed September 7, 2017
         File No. 000-17272

Dear Mr. Hippel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 27

1.   Please tell us why you did not include the long-term obligations due under the revolving credit facility within the table of contractual obligations.

Notes to Consolidated Financial Statements
Note 11. Segment Information, page 57

2.   Please tell us the amount of net sales for each of your five product lines within the Biotechnology segment for the year ended June 30, 2017 and for the six months ended December 31, 2017. Also tell us what factors determine that a group of products constitute a product line and your consideration for providing disclosures for each of these product

lines pursuant to ASC 280-10-50-40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at 202-551-3105 or Vanessa Robertson at 202-551-3649 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance